UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Distributed Energy Systems Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25475V104
(CUSIP Number)

March 7, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 12 pages

CUSIP No. 25475V104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley I.R.S. #36-3145972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,940,051
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,940,051
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,940,051[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% [2]
12	TYPE OF REPORTING PERSON HC, CO

1  The number of shares beneficially owned is reported as of January 31, 2008. As of March 7, 2007, Morgan Stanley could be deemed to have beneficially owned 3,884,616 shares, which number increases to 9,940,051 shares as of January 31, 2008 as a result of issuances of securities by the Issuer convertible into or exercisable for shares. See Item 4.
2   This percentage is calculated as of January 31, 2008 pursuant to Rule 13(d)(1)(i) and assumes that no outstanding warrants or other convertible securities (other than those held by Morgan Stanley Wind LLC) have been exercised or converted into shares of the Issuer, and is calculated based on 49,928,540 fully diluted shares, which is the sum of (a) 39,993,822 shares outstanding (as of January 31, 2008 based on information provided by the Issuer) and (b) 9,934,718 shares issuable upon exercise of warrants held by Morgan Stanley Wind LLC.  See Item 4.

Page 2 of 12 pages

CUSIP No. 25475V104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Renewables Inc. I.R.S. #26-0370736
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,934,718
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,934,718
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,934,718[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% [2]
12	TYPE OF REPORTING PERSON HC, CO

1  The number of shares beneficially owned is reported as of January 31, 2008. As of March 7, 2007, Morgan Stanley Renewables Inc. could be deemed to have beneficially owned 3,868,524 shares, which number increases to 9,934,718 shares as of January 31, 2008 as a result of issuances of securities by the Issuer convertible into or exercisable for shares. See Item 4.
2   This percentage is calculated pursuant to Rule 13(d)(1)(i) as of January 31, 2008 and assumes that no outstanding warrants or other convertible securities (other than those held by Morgan Stanley Wind LLC) have been exercised or converted into shares of the Issuer, and is calculated based on 49,928,540 fully diluted shares, which is the sum of (a) 39,993,822 shares outstanding (as of January 31, 2008 based on information provided by the Issuer) and (b) 9,934,718 shares issuable upon exercise of warrants held by Morgan Stanley Wind LLC.  See Item 4.

Page 3 of 12 pages

CUSIP No. 25475V104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Wind LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,934,718
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,934,718
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,934,718[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% [2]
12	TYPE OF REPORTING PERSON OO

1  The number of shares beneficially owned is reported as of January 31, 2008. As of March 7, 2007, Morgan Stanley Wind LLC could be deemed to have beneficially owned 3,868,524 shares, which number increases to 9,934,718 shares as of January 31, 2008 as a result of issuances of securities by the Issuer convertible into or exercisable for shares. See Item 4.
2   This percentage is calculated pursuant to Rule 13(d)(1)(i) as of January 31, 2008 and assumes that no outstanding warrants or other convertible securities (other than those held by Morgan Stanley Wind LLC) have been exercised or converted into shares of the Issuer, and is calculated based on 49,928,540 fully diluted shares, which is the sum of (a) 39,993,822 shares outstanding (as of January 31, 2008 based on information provided by the Issuer) and (b) 9,934,718 shares issuable upon exercise of warrants held by Morgan Stanley Wind LLC.  See Item 4.

Page 4 of 12 pages

Item 1.

(a)	Name of Issuer

Distributed Energy Systems Corp.

(b)	Address of Issuer’s Principal Executive Offices

10 Technology Dr.
Wallingford CT 06492-1955

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Morgan Stanley
1585 Broadway
New York, New York 10036

(2)	Morgan Stanley Renewables Inc.
c/o Morgan Stanley
1585 Broadway
New York, New York 10036

(3)	Morgan Stanley Wind LLC
c/o Morgan Stanley
1585 Broadway
New York, New York 10036

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

25475V104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned[4]:

See item 9 on Cover Pages to this Schedule 13G.

Based on information provided by the issuer, as of January 31, 2008, Morgan Stanley Renewables Inc. (“MSR”)  may be deemed to indirectly beneficially own 9,934,718 shares of the reported securities by virtue of its ownership interest in Morgan Stanley Wind LLC (“MSW”).  Morgan Stanley may be deemed to have beneficial ownership of the 9,940,051 shares of the reported securities, including the 9,934,718 shares beneficially owned by MSW.5  Based on information provided by

4 In accordance with the Securities and Exchange Commission Release No 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”).  This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

5 On March 7, 2007, in connection with the execution of a joint venture agreement between Distributed Energy Systems Corp. (“DESC”) and MSW, MSW was issued a common stock purchase warrant (the “Warrant”) entitling MSW to purchase up to 8% of DESC’s common stock outstanding from time to time, including shares of common stock issuable upon the exercise of stock options, warrants and other convertible or exchangeable securities.  Under the terms of the Warrant, MSW and its affiliates are not permitted to exercise the Warrant if, as a result of such exercise, the beneficial ownership of MSW and its affiliates would be greater than 19.9% of the then outstanding Shares. Based on information provided by the issuer, as of March 7, 2007, MSW may be deemed to have beneficially owned 3,868,524 shares of the reported securities.  On June 1, 2007, the number of shares of the reported securities issuable upon the exercise of the warrant was increased by 686,787 shares; on August 24, 2007, the number of shares issuable upon the exercise of the warrant was increased by 3,074,714 shares; and on January 31, 2008, the number of shares issuable upon the exercise of the warrant was increased by 2,304,693 shares, in each case, as a result of issuances of securities by the Issuer convertible into or exercisable for shares.  Therefore, based on information provided by the issuer, as of January 31, 2008, MSW may be deemed to have beneficially owned 9,934,718 shares of the reported securities.

the Issuer, as of January 31, 2008, the Issuer had 115,967,283 Shares outstanding on a fully diluted basis (excluding Shares issuable upon exercise of the Warrant).  Therefore, as of January 31, 2008, based on 115,967,283 Shares outstanding on a fully diluted basis, MSW beneficially owns approximately 8.6% of the outstanding Shares on a fully diluted basis (as compared to 19.9% based on calculations in accordance with Rule 13d-3 of the Act).

MSW, MSR and Morgan Stanley each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2008

MORGAN STANLEY

By:	/s/ Dennine Bullard
Name: Dennine Bullard
Title: Authorized Signatory

MORGAN STANLEY RENEWABLES INC.

By:	/s/ Edward Levin
Name: Edward Levin
Title: Authorized Signatory

MORGAN STANLEY WIND LLC

By:	/s/ Edward Levin
Name: Edward Levin
Title: Authorized Signatory

Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement
Exhibit 99.2: Item 7 Information

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).